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Exhibit 11


         Memorandum Regarding Ohio National Life Assurance Corporation's Purchase, Transfer, Redemption and Conversation Procedures for
               Flexible Premium Variable Life Insurance Contracts
               --------------------------------------------------

This document sets forth the information called for under Rule 6e-3(T) (B) (12)
(ii) under the Investment Company Act of 1940 ("1940 Act"). Such Rule provides exemptions from Sections 22(d), 22(e) and 27(c)(1) of the 1940 Act, and Rule 22c-1 thereunder, for issuance, transfer and redemption procedures under the Flexible Premium Variable Life Insurance Contracts (`contracts") described in this registration statement to the extent necessary to comply with other provisions of Rule 6e-3(T), state insurance law or established administrative procedures of Ohio National Life Assurance Corporation (the "Company"). To qualify for the exemptions, procedures must be reasonable, fair and not discriminatory and must be disclosed in the registration statement. This document also sets forth a description of the Company's conversion procedures pursuant to Rule 6e-3(T) (b) (13) (v) (B).

1.       PURCHASES AND RELATED TRANSACTIONS
         ----------------------------------
         Set out below is a summary of the principal contract provisions and administrative procedures relating to "purchase" transactions. Because of the insurance nature of the contract, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

         (a) APPLICATIONS AND CONTRACT ISSUE

         To purchase a contract, an applicant must complete an application and submit it to the Company at its home office through the agent selling the contract. Generally, the Company will not issue a contract to a person older than age 70, but may do so at its sole discretion. Nonsmoker rates are not available unless the applicant is age 18 or over. The Company will only

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issue contracts with stated amounts as specified in each contract. All applications require evidence of insurability. Acceptance of any application is subject to insurance underwriting rules and the Company may reject an application for any reason. The review period for routine applications will generally last one week. Approval of applications that require supplemental medical information, however, may be delayed six weeks or more while such information is obtained and reviewed.

         The contractowner must pay an initial premium in order for his contract to take effect. The contract takes effect as of the contract effective date. However, if the contractowner pays the initial premium at the time he submits his application, the Company will, pursuant to the temporary insurance agreement contained in such application, provide the contractowner with insurance coverage as described in the application, starting on the later of the date of the application and the date the contractowner completes any required medical examination and ending on the date the Company approves or rejects the application. The Company does not pay interest on initial premiums during the review period.

         The contract date will be the same as the issue date, except in the case of a backdated contract where the contract effective date will be earlier than the issue date. At a contractowner's request, the Company will backdate a contract as much as six months. This procedure may be advantageous where backdating will lower the contractowner's age at issue and thereby lower his cost of insurance and surrender charges which are scaled by age. A backdated contract will be treated as though it had been in force since the contract effective date. Consequently, the initial premium required for a backdated contract will be larger than for a contract which is not backdated inasmuch as the contractowner must satisfy the minimum premium requirement, pay monthly deductions and pay all other charges associated with the contract for the period between the contract date and the issue date as a deduction from the initial deposit before allocation.

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         If the Company rejects an application during the review period or a contractowner chooses to cancel his contract during the free look period, the Company will refund all amounts paid under the contract. Consequently, during the application review and free look periods, the Company bears the investment risk with respect to any amounts paid under the contract. However, if the contractowner does not exercise his free look privilege, his cash value will reflect investment performance during the free look period.

         (b) PAYMENT OF PREMIUMS

         Premiums must be paid to the Company at its home office. Unlike a traditional insurance policy, the contract does not require a fixed schedule of premium payments. Within certain limits, the contractowner may determine the amount and timing of his premium payments. As described below, such limits include an initial premium requirement and a minimum premium requirement. The contract specification page will also include a schedule of planned premiums.

                  (i) INITIAL PREMIUMS

                  The contractowner must pay an initial premium before the Company will make the contract effective. Such premium may be submitted with the contract application or sent directly to the Company at its home office. The amount of the initial premium will be at least one monthly minimum premium. The initial premium for a backdated contract or a contract issued as "cash on delivery" may be greater.

                  (ii) MINIMUM PREMIUMS

                  During the first two contract years, the contractowner must satisfy the minimum premium requirement to keep the contract in force. Failure to satisfy the minimum premium requirement during the first two contract years will result in the termination of the contract after expiration of a 61-day grace period. After the second contract year, the contractowner must satisfy the minimum premium requirement to keep the death benefit guarantee in effect. Failure to make premium payments sufficient to maintain the death benefit guarantee will not

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necessarily cause a contract to lapse. The component of the monthly deduction which is the charge for the death benefit guarantee will not be imposed on contracts for which the death benefit guarantee is no longer is effect.

                  To satisfy the minimum premium requirement, a contractowner must have paid at any time cumulative premiums, less any partial surrenders and contract indebtedness, equal to the monthly minimum premium multiplied by the number of complete contract months the contract has been in effect. The monthly minimum premium indicated on the contract specification page will remain a level amount until the insured reaches age 70, or ten years from the contract date, if later. At such time, the monthly minimum premium will be substantially increased.

                  (iii) PLANNED PREMIUMS

                  On purchase of a contract, the contractowner will be asked to adopt a planned premium schedule. Such schedule is a planning device which indicates the level of premiums the contractowner intends to pay under the contract. He is not required to adhere to such schedule. The contractowner may adopt, in consultation with his agent, any planned premium schedule that he wishes. The amount of scheduled payments, however, should generally be set between the minimum premium and the guideline annual premium for the contract.

                  If a planned premium payment exceeds the amount necessary to cause the contract to be paid up in seven years, the contract will be treated as a Modified Endowment Contract (MEC) for federal income tax purposes. If the contract owner authorizes Ohio National to do so, we will hold the premium payment for up to ten (10) business days, if applying the premium payment before the due date would cause the contract to be treated as a MEC for federal income tax purposes. Such prior authorization will be granted by the contract owner checking a box on the contract application which will indicate that the contract owner never wants the contract to become a MEC.

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                  If the contract owner has not given Ohio National prior
authorization to hold the premium payment, and we determine the premium payment will cause the contract to become a MEC, Ohio National will attempt to contact the contract owner within two (2) business days of receipt of the premium payment to determine the contract owner's intent regarding the premium payment. If the contract owner does not want the contract to be treated as a MEC for federal income tax purposes, Ohio National will refund the premium payment to the contract owner within five (5) business days of confirming the contract owner's intentions. After we return the premium payment to the contract owner, the contract owner may then resubmit the premium payment once the actual due date is reached to avoid creating a MEC.

                  Alternatively, at the time we contact the contract owner, the contract owner may direct us to hold the premium payment for up to ten (10) business days before applying the premium payment if this will not create a MEC. Upon contacting the contract owner, the contract owner may also provide authorization to hold future premium payments for up to ten (10) days if applying the premium payments would cause the contract to be treated as a MEC for federal income tax purposes.

                  If we are unable to confirm the contract owner's intentions within two (2) business days of receipt of the premium payment, we will apply the premium payment as of the third Valuation Date, and the contract will be treated as a MEC for federal income tax purposes.

                  Upon applying the premium payment, Ohio National will send a notice to the contract owner advising them of the MEC status of their contract and provide information as to the procedure for reversing the MEC status.

                  The minimum premium is a level amount necessary to keep the death benefit guarantee in effect if applicable (refer to the contract). The guideline annual premium is a level amount which should provide the benefits under the contract through age 95 and is based on guaranteed assumptions with respect to expenses and cost of insurance charges and investment

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performance of 4% or 5% (refer to the product portfolio). At any time a contractowner may pay more or less than the amount indicated in the planned premium schedule. The Company may at its discretion, however, refuse to accept any premium payment of less than $25 or so large that it would disqualify the contract, without an increase in death benefit, as life insurance under federal law. Any check or bank draft directed to pay a premium, if later found to be unhonored, will be reversed and any market loss for the reversal will be deducted from the accumulated cash value of the owner.

         (c) ALLOCATION OF PREMIUMS

         In the contract application, the contractowner may direct the allocation of premium payments net of the premium expense charge among the subaccounts of the variable account and the general account. The initial allocation will take effect on the first process day following the issue date or, if later, when the Company receives the initial premium payment. Pending such allocation, net premiums will be held in the money market subaccount. If the contractowner fails to indicate an allocation in his contract application, the Company will leave the net premiums in the money market subaccount until it receives allocation instructions. The amount allocated to any subaccount or the general account must equal a whole percentage. The contractowner may change the allocation of future net premiums at any time upon written notice to the Company or by using the Interactive Voice Response system or the Internet website. Premiums allocated to an increase will be credited to the subaccounts and the general account in accordance with the premium allocation then in effect on the later of the date of the increase or the date the Company receives such a premium

         (d) INCREASES IN STATED AMOUNT

         Subject to certain limitations, a contractowner may at any time after the first contract year increase the contract's stated amount by sending the Company a written request. The

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Company may limit a contractowner to two such changes in each contract year. Any increase must be of at least $5,000. The effective date of the increase will be the process day on or following approval of the request. An increase in stated amount will affect the minimum premium necessary to maintain the death benefit guarantee, if applicable (refer to the contract) the monthly insurance charges and surrender charges.

         An increase is treated in a similar manner to the purchase of a new contract. To obtain an increase, a contractowner must submit a supplemental application with evidence demonstrating insurability. Depending on the contract's cash value, the contractowner may or may not have to pay additional premiums to obtain an increase. If a contractowner must pay an additional premium, the Company must receive it by the effective date of the increase. If the contractowner pays such premium before the effective date of the increase and earmarks such payment for the increase, the Company will hold such payment without interest until the effective date. The contractowner will, however, receive insurance coverage equal to the amount of the requested increase pursuant to the terms of the premium receipt agreement until the effective date. If the Company does not approve an application for an increase, it will return any such earmarked premium to the contractowner.

         After an increase, a portion of subsequent premium payments will be allocated to such increase. The amount so allocated will bear the same relationship to total premium payments as the guideline annual premium for such increase bears to the guideline annual premium for the original stated amount, plus the guideline annual premiums for all increases. The pattern of premium expense charges with respect to premiums allocated to an increase will be the same as with a new contract and the sales load will be determined by the insured's attained age on the date of the increase.

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         The contractowner will also have the same free look and conversion rights with respect to an increase as with the initial contract. For a period of time following an increase, the contract will be subject to a new surrender charge as a result of such increase, see policy or prospectus.

         (e) REINSTATEMENT

         If the contract lapses, a contractowner may apply for reinstatement anytime within five years of the date of the application. The contract will be reinstated provided the contractowner supplies proof of insurability and pays a reinstatement premium. The reinstatement premium, after deduction of the premium expense charge, must be sufficient to cover the monthly charges due from the grace period and the monthly deduction for two contract months following the effective date of reinstatement. If a loan was outstanding at the time of lapse, the Company will require reinstatement or repayment of the loan and accrued interest at the rate specified in the contract per year before permitting reinstatement of the contract.

        (f) REPAYMENT OF INDEBTEDNESS

         A contractowner may repay a loan at any time, in whole or in part, before the Company pays the contract proceeds. On repayment of a loan, interest already charged covering any period after the repayment will reduce the amount necessary to repay the loan. Premiums paid in excess of any planned premiums when there is a loan outstanding will be first applied to reduce to repay such loan. Upon repayment of a loan, the loan collateral account will be reduced by the amount of the repayment and the repayment will be allocated first to the general account, until the amount borrowed from the general account has been repaid. Unless the company is instructed otherwise, the balance of the repayment will then be applied to the subaccounts and the general account according to the premium allocation then in effect.

         (g) MISSTATEMENTS OF AGE OR SEX

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         If the age or sex of the insured has been misstated in an application, including a reinstatement application, the amount payable under the contract by reason of the death of the insured will be 1.0040741 multiplied by the sum of
(i) and (ii) where

                  (i)      is the cash value on the date of death; and

                  (ii) is the death benefit, less the cash value on the date of death, multiplied by the ration of (a) the cost of insurance actually deducted at the beginning of the contract month in which the death occurs to (b) the cost of insurance that should have been deducted at the insured's true age or sex.

2.       REDEMPTIONS AND RELATED TRANSACTIONS

         Set out below is a summary of the principal contract provisions and administrative procedures relating to "redemption" transactions. Because of the insurance nature of the contracts, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

         (a) SURRENDERS OF CASH VALUE

         A contractowner may surrender his contract in full at any time by sending the Company a written request together with the contract to its home office. The cash surrender value of the contract equals the cash value less any applicable surrender charge. Upon surrender, the amount of any outstanding loans will be deducted from the cash surrender value to determine the proceeds. The proceeds will be determined on the valuation date on which the request for a surrender is received. Proceeds will generally be paid within seven days of receipt of a request for surrender.

         After the contract's specified number of years from the issue date, a contractowner may obtain a portion of his cash value upon partial surrender of the contract. The number of partial surrenders may be limited as described in the contract, during any contract year. The amount of any partial surrender may not exceed the cash surrender value, less (a) any outstanding contract


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indebtedness, (b) an amount sufficient to cover the next two monthly deductions and (c) a service charge equal to the lesser of $25 or 2% of the amount surrendered.

         The Company will reduce the cash value of a contract by the amount of any partial surrender. In doing so, cash value will be taken from each increase and the initial stated amount in proportion to the amount such increases and initial stated amount bear to the total stated amount.

         Under the level death benefit plan, a partial surrender reduces the stated amount. Such surrender will result in a dollar for dollar reduction in the death proceeds except when the death proceeds of the contract are determined by the corridor percentage test. The stated amount remaining after a partial surrender may be no less than the minimum stated amount of the contract. If increases in stated amount have occurred previously, a partial surrender will first reduce the stated amount of the most recent increase, then the most recent increases successively, then the initial stated amount. Under the variable death benefit plan, a partial surrender reduces the cash value. Such reduction will result in a dollar for dollar reduction in the death proceeds except when the death proceeds are determined by the corridor percentage test.

         If the proceeds payable under either death benefit option both before and after the partial surrender are determined by the corridor percentage test, a partial surrender generally will result in a reduction in proceeds equal to the amount paid upon such surrender plus such amount multiplied by the applicable corridor percentage.

         (b) DECREASES IN STATED AMOUNT

         Subject to certain limitations, a contractowner may, at any time after a contractually specified time from the issue date or the date of any increase, decrease the contract's stated amount by sending the Company a written request. The Company may limit the number of decreases that a contractowner may request in each contract year. Any decrease must be at least

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$5,000. The accumulated cash value must be sufficient to support charges and expenses associated with the decrease. The effective date of the decrease will be the process day on or following approval of the request. A decrease in stated amount will affect the minimum premium necessary to maintain the death benefit guarantee, if applicable, the monthly insurance charges and surrender charges. Moreover, the Company will not permit a decrease in stated amount if the contract's cash value is such that reducing the stated amount would cause the death benefit after the decrease to be determined by the corridor percentage test. For purposes of determining the surrender charges on the amount decreased and the cost of insurance charge on the remaining coverage, a decrease in stated amount will reduce the existing stated amount in the following order: (a) the stated amount provided by the most recent increase, (b) the next most recent increases successively, and (c) the initial stated amount.

         (c) SURRENDER CHARGES

         After the free look period and during the early years of the contract and following any increase in stated amount, a surrender charge is assessed in connection with all complete surrenders, all decreases in stated amount and certain partial surrenders.

         If a contractowner surrenders his contract in full when a surrender charge applies, the Company will deduct the total charge from cash value, unless, by contract, the charge is reduced during a specified time period and the surrender request is received within that time period. If provided by contract a contractowner surrenders his contract in full during the two years following the issue date and the effective date of any increase, he is entitled to a refund of a portion of the total sales charge applicable to his initial contract or increase.

         Sales changes and refunds are described in detail, in each contract and are reported in the prospectus. The calculations are certified by the actuarial staff. When applicable, the amount of the refund will be the difference between the combined front-end charge and the contingent deferred sales charge and the maximum sales charge deductions for the first two contract years

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described below. The maximum sales charge during the first contract year is the lesser of 30% of premiums paid or 30% of one guideline annual premium plus 9% of any premium payment in excess of such guideline annual premium. During the second contract year, the maximum sales charge is 10% of premium payments up to the guideline annual premium and 9% of any excess. Consequently, if a contractowner surrenders his contract in full during the second contract year, the contingent deferred sales charge will be limited to 30% of premiums paid in the first contract year up to a guideline annual premium, 10% of premiums paid during the second contract year up to a guideline annual premium and 9% of any premiums paid in excess of a guideline annual premium in either or both years.

         Legal requirements in connection with the refund right, where it is provided by contract, give rise to a timing disparity for backdated contracts. The contract date is prior to the issue date for a backdated contract. As a result, the refund right will extend beyond the end of the second contract year for such contracts. To avoid any difference in treatment between backdated and non-backdated contracts, the Company has structured the contingent deferred sales charge to apply only to certain premium payments made during the first two contract years. As a result, the refund right applies to the same premium payments for both backdated and non-backdated contracts, even though the right lasts longer in terms of contract months and years for the latter type of contract.

         If a contractowner decreases the stated amount of his contract while such a charge applies, his cash value will be charged with a portion of the total surrender charge. Partial surrenders in any contract year totaling 10% or less of the cash surrender value as of the end of the previous contract year are not subject to any surrender charge. Partial surrenders in any contract year in excess of 10% of the cash surrender value of a contract as of the end of the previous contract year are subject to that percentage of the total surrender charge that is equal to the percentage of cash surrender value withdrawn minus 10%.

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         (d) BENEFIT CLAIMS

         As long as the contract remains in force, the Company will, upon receipt of due proof of the insured's death, pay the contract proceeds to the beneficiary. The amount of the death benefit payable will be determined as of the date of death, or on the next following valuation date if the date of death is not a valuation date. Unless a settlement option is elected, the proceeds will be paid in one lump sum with interest form the date of the insured's death to the date of payment at a rate determined by the Company which will not be less than an annual rate of 4 1/2%. The Company offers beneficiaries and contractowners a wide variety of settlement options.

         Payment of any amount upon a complete or partial surrender, a contract loan, or benefits payable at death or maturity may be postponed whenever: (i the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the Exchange is restricted as determined by the Commission; (ii) the Commission by order permits postponement for the protection of contractowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the variable account's net assets.

         (e) LOANS

         After a contractually specified period of time, a contractowner may borrow up to the loan value of the contract. The loan value is the cash surrender value less the cost of insurance charges on the contract to the end of the current contract year. The loan value will never be less than the percentage of the cash surrender value specified in the contract. The Company will generally distribute loan proceeds within seven days from receipt of a request for a loan at its home office.

         When a loan is made, cash value in an amount equal to the loan will be taken from the general account

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and each subaccount in proportion to the cash value in the general account and each subaccount. This value is then held in the loan collateral account and earns interest at an effective rate guaranteed to be at least 5% per year. Currently, the Company credits interest to the loan collateral accounts at a rate declared periodically by the Company per year. Such interest is credited to the subaccounts and the general account in accordance with the premium allocation then in effect.

         The Company charges interest on loans in advance each year at a rate described in the contract. When the Company makes a loan, it adds to the amount of the loan the interest covering the period until the end of the contract year. At the beginning of each subsequent contract year, if the contractowner fails to pay the interest in cash, the Company will transfer sufficient cash value from the general account and each subaccount to pay the interest for the following contract year. The allocation will be in proportion to the contractowner's cash value in each subaccount.

         There is no grace period for loan interest. If the interest amount is not paid when due, it will be paid from the contract value and added to the existing loan. If an interest payment is received after the due date, the payment will be applied to reduce the last loan

         Any outstanding contract indebtedness will be subtracted from the proceeds payable at the insured's death and from cash surrender value upon complete surrender or maturity.

         (f) LAPSE

         Provided a contractowner satisfies the minimum premium requirement and thereby keeps the death benefit guarantee in effect, the contract will never lapse during the death benefit guarantee period. If a contractowner fails to satisfy the minimum premium requirement during the first two contract years, the contract will lapse after a 61-day grace period. If the contract lapses at any time within two years from the issue date or the date of any increase, the contractowner may be entitled to a refund of a portion of the total sales charge otherwise applicable to the contract.

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         If the death benefit guarantee is not in effect, the contract will remain in force as long as the cash surrender value less any contract indebtedness is sufficient to pay the next monthly deduction. If the cash surrender value less any contract indebtedness is insufficient to pay the next monthly deduction, the contractowner will be given a 61-day grace period within which to make a premium payment to avoid lapse. The premium required to avoid lapse will be equal to the amount needed to allow the cash surrender value less any contract indebtedness to cover the monthly deduction for two contract months. This required premium will be indicated in a written notice which the Company will send to the contractowner at the beginning of the 61-day grace period. The grace period commences when the Company mails such notice. The contract will continue in force throughout the grace period, but if the required premium is not forthcoming, the contract will terminate without value at the end of the grace period. If death occurs during the grace period, the death benefit payable under the contract will be reduced by the amount of any unpaid monthly deduction.

         (g) SUICIDE

         The contract does not cover the risk of suicide within two years from the contract date or two years from the date of any increase in stated amount with respect to such increase, whether the insured is sane or insane. In the event of suicide within two years of the contract date, the Company will refund premiums paid, without interest, less any contract indebtedness and less any partial surrender. In the event of suicide within two years of an increase in stated amount, the Company will refund any premiums allocated to the increase, without interest, less a deduction for a share of any contract indebtedness outstanding and any partial surrenders made since the increase. The share of indebtedness and partial surrenders so deducted will be determined by dividing the total face amount at the time of death by the face amount of the increase.

         (h) MATURITY

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         The Company will pay the contractowner his cash surrender value on the maturity date, reduced by any outstanding contract indebtedness. The maturity date is listed on the specification page and is the end of the contract year nearest the insured's 95th birthday. If the Company consents, the contractowner may continue his contract for up to ten years after the maturity date. In such case, the death benefit after the maturity date will equal the contract's cash surrender value.

3.       TRANSFERS

         A contractowner may transfer the cash value of his contract among the subaccounts of the variable account and to the general account at any time. Transfers may be submitted in writing via the IVR or by Internet website. Each amount transferred must be at least $300 unless a smaller amount constitutes the entire cash value of the subaccount from which the transfer is being made, in which case a contractowner may only transfer the entire amount. The Company currently imposes a service charge as described in prospectus. Transfers from the general account to the subaccounts are subject to additional restrictions. No more than 25% of the cash value in the general account as of the end of the last contract year, or $1,000, if greater, may be transferred to one or more of the subaccounts in any contract year.

4.       CONVERSION

         Once during the first two years following the issue date and the date of any increase in stated amount, the contractowner may convert his contract or increase, as applicable, to a fixed benefit flexible premium policy by transferring all of the cash value to the general account. After such a transfer, values and death benefits under the contract will be determinable and guaranteed. Cash values will be determined as of the date the Company receives a conversion request at its home office. There will be no change in stated amount as a result of the conversion

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and no evidence of insurability is required. Outstanding loans needs not be repaid in order to convert a contract. Transfers of cash value to the general account in connection with the such a conversion will be made without charge. Once a contractowner has converted a contract, however, he may not thereafter exchange back to the variable account.

         Payments and cash values under the general account operate in the same manner as under the variable account except that cash values no longer reflect the variable account investment performance. Consequently, there is no equitable adjustments to be made pursuant to Rule 6e-3(T) (b) (13) (v) (B).

5.       ANNUAL REPORT

         Each year the Company will send contractowners a report which shows the current cash value, the cash surrender value, the stated amount, any contract indebtedness, any partial withdrawals since the date of the last report, investment experience credited since the last report, premiums paid and all charges imposed since the last annual report. The Company will also send contractowners all reports required by the 1940 Act.

         The Company will also make available a projection report. This report will be based on planned premiums, guaranteed cost of insurance and guaranteed interest, if any. It will show the cash value of a contract one year from the date of the report.


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